SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Notice Pursuant to Section 67 of the Companies Act 1990

To:          Ryanair Ltd. (the "Company")
Corporate Head Office,
Airside Business Park,
Swords,
Co. Dublin
Republic of Ireland

The matters set out in the table below are hereby notified by the person named as the Notifier in the table below pursuant to section 67 of the Companies Act 1990 of Ireland.

Name of person, body corporate, firm, etc. having the notifiable interest ("Notifier")	Baillie Gifford & Co and Baillie Gifford Overseas Limited as discretionary managers for their clients
Address of the Notifier	Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN
Date of this notice	31 March 2015
Notifiable event ("Event")	Purchase of Ordinary Shares
Date of Event	27 March 2015

No. of shares in which interested immediately before the Event	No.	Class
40,359,788 42,129,635* 82,489,423	Ordinary Shares ADS
No. of shares in which interested immediately following the Event	No.	Class
40,915,445 42,129,635* 83,045,080	Ordinary Shares ADS
Details of each registered holder of the shares if different from the Notifier	No. of shares before the Event	No. of shares after the Event	Name and address of registered holder

Baillie Gifford & Co (BG&Co) is a Scottish Partnership and is the ultimate parent of a group of companies. Baillie Gifford Overseas Limited (BGO) is a wholly owned subsidiary of BG&Co. Both companies are investment managers who act under discretionary investment management agreements for their clients.

The address for BG&Co and BGO is Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN.

Does the notifiable interest arise from an agreement referred to in Section 73 of the Companies Act 1990 of Ireland? (If yes, provide names and addresses of the parties to the agreement, the number of shares each party is interested in individually and the registered holder of such shares if different)
No

* These are held as 8,425,927 American Depositary Shares (ADS) with each ADS representing 5 ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary